[K&L Gates LLP]

June 24, 2020

David L. Orlic

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

Subject:	Preliminary Proxy Material of Liberty All-Star Equity Fund and Liberty All-star Growth Fund, Inc.

Dear Mr. Orlic:

The follow are the responses of the Liberty All-Star Equity Fund and Liberty All-Star Growth Fund, Inc. (“Funds”) to the comments on the Funds’ proxy material that you gave me in our telephone call on Friday, June 19, 2020.

1.	On page 6, below the nominee table, the Funds have revised the second sentence to read “If any of them are unable or for a good cause will not do so at the time.…”

2.	On page 16, at the end of the section titled “Required Vote,” the Funds have added the following sentence stating what will happen in the event a candidate does not get a majority: “In the event a candidate does not get a majority of the votes, he or she will hold over in accordance with state law and each Fund’s organization documents.”

3.	On page 19, in the second paragraph under “Quorum; Adjournment,” the Funds have revised the sentence to be consistent with the last sentence of the second paragraph of that page by deleting the word “withhold,” and instead inserting “vote against each proposal.”

4.	On the proxy card, the Funds have inserted a box that expressly allows shareholders to vote against all candidates as a group.

If you have any questions, feel free to email or call me.

Sincerely,

Clifford J. Alexander

Clifford J. Alexander

K&L Gates LLP

1601 K Street, NW

Washington, DC 20006-1600

Ph: (202) 778-9068

Cell: (703) 380-8500

Fax: (202) 778-9100
clifford.alexander@klgates.com
www.klgates.com

June 24, 2020